November 27, 2019
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers and Acquisitions
100 F Street N.E.
Washington, D.C. 20549
Attn: Christina Chalk, Senior Special Counsel

Re:	Diana Shipping Inc. Schedule TO-I filed on November 12, 2019 File No. 005-81513

Dear Ms. Chalk:
This letter sets forth the response of Diana Shipping Inc. (the “Company”) to the comment letter dated November 18, 2019 (the “Comment Letter”) of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s tender offer statement on Schedule TO (the “Schedule TO”) that was filed via EDGAR on November 12, 2019. The Company has today filed via EDGAR this letter, together with its amended Schedule TO (the “Amendment No. 1 to Schedule TO”), which responds to the Staff’s comments contained in the Comment Letter.
Capitalized terms used in this letter that are not otherwise defined herein have the meanings ascribed to them in the Amendment No. 1 to the Schedule TO. The following numbered paragraph corresponds to the numbered paragraph in the Comment Letter.
Schedule TO-I - General
1.
Please ensure that the cross-references in the Schedule TO-I to the various sections of the Offer to Purchase are accurate. For example, we note that the cross reference in Item 3 of the Schedule TO-I to Section 10 of the Offer to Purchase (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) may be intended to be a reference to Section 9 of the Offer to Purchase (“Information About Diana Shipping Inc.”).

In response to the Staff’s comment, the Company has ensured that all cross-references in Amendment No. 1 to Schedule TO to the various sections of the Offer to Purchase are accurate.

U.S. Securities and Exchange Commission
November 27, 2019

2.	Rule 13e-3 applies to any transaction “or series of transactions” that has a reasonable likelihood or purpose of producing one of the effects enumerated in Rule 13e-3(a)(3)(i).
This is currently the sixth successive issuer tender offer conducted by the issuer since November 2018. Please be aware that, while each offer has included a condition premised on the non-applicability of Rule 13e-3 to that particular offer, if a succession of transactions results in a going private effect, Rule 13e-3 may be implicated. In that case, we will analyze whether the transaction that ultimately has the going private effect as outlined in Rule 13e-3(a)(3)(i) is part of a series of transactions within the meaning of the Rule. If so, Schedule 13E-3 must be filed at the first step. Please confirm your understanding in your response letter.
The Company confirms its understanding of Rule 13e-3 and for the reasons set forth in this letter, the Company does not believe that Rule 13e-3 is applicable to the Schedule TO or the tender offer being conducted pursuant to the Schedule TO.  As previously confirmed by the Company in its response letter to the Commission of September 12, 2019, this tender offer is not being conducted by the Company with a view to, and the Company does not have any current intention to, conduct a “going private” transaction in one or a series of transactions.
Exhibit (a)(1)(A) – Offer to Purchase
Important
3.
Please refer to the following statement made in the second-to-last paragraph, the substance of which is repeated elsewhere throughout the Offer to Purchase: “We are not making the Offer to, and will not accept any tendered shares from, shareholders in any jurisdiction where it would be illegal to do so.” While offer materials need not be disseminated into jurisdictions where it is impermissible to do so, please revise this statement to remove the implication that tendered shares will not be accepted from all holders. Refer to Rule 13e-4(f)(8)(i) and Section II.G.1 of Securities Exchange Act Release No. 58597 (September 19, 2008). Alternatively, please revise the statement to limit the restriction to only U.S. states instead of all jurisdictions to conform to the regulatory text in Rule 13e-4(f)(9)(ii). Please make corresponding changes throughout the Offer to Purchase where such language appears, including the “Miscellaneous” section.

In response to the Staff’s comment, the Company has revised the referenced statement to remove the implication that tendered shares will not be accepted from all holders.

U.S. Securities and Exchange Commission
November 27, 2019

Purpose of the Offer; Certain Effects of the Offer; Other Plans, page 3
4.
In the last paragraph on page 3, you state that “one or more additional tender offers may be in our best interests. Any changes in the dry bulk sector or in our stock price, among other factors, could result in a different conclusion.” Please expand to provide more specific guidance regarding the factors that would cause the issuer to conduct one or more additional tender offers. Describe the types of stock price movements or changes in the dry bulk sector that could lead to this decision.

In considering whether to repurchase additional common shares, the Company will continue to evaluate the Company’s current share price, its liquidity position and future projected liquidity and reserve requirements and will opportunistically repurchase shares at prices points where the Company believes such repurchases will create shareholder value.  The Company has consistently stated publicly its position that the advantages that being a public company provides with respect to access to the equity and debt capital markets is crucial to its long-term capital needs.  In evaluating future share repurchases the Company will continue to monitor the size of its public float and insider positions and will take no action that we believe would threaten the liquidity of its common shares on the New York Stock Exchange.
Purchase of Shares and Payment of Purchase Price, page 9
5.
Please refer to the following statement made in the second paragraph: “In all cases, payment for shares tendered and accepted for payment pursuant to the Offer will be made promptly, subject to possible delay in the event of proration . . . .” Modify the qualification regarding the possible delay in the event of proration by stating that payment will be made as promptly as practicable. See Rules 13e-4(f)(5) and 14e-1(c). Please note that generally, the Commission has interpreted this to mean no later than three business days after the expiration of a tender offer. See Securities Exchange Act Release No. 43069 (July 24, 2000).

In response to the Staff’s comment, the Company has modified the referenced statement to state that payment will be made as promptly as practicable.

U.S. Securities and Exchange Commission
November 27, 2019

Conditions of the Offer, pages 9-11
6.
Please revise to clarify the following condition: “[A]ny general suspension of, or general limitation on prices for, or trading in, securities on any national securities exchange in the United States or in the over-the-counter market.” Explain what would be considered a limitation on prices for securities traded on a national exchange.

In response to the Staff’s comment, the Company has revised the referenced condition to state: “any general suspension of trading in, or the imposition of any general trading curb or general minimum or maximum price limits on prices for, trading in securities on any U.S. national securities exchange or in the over-the-counter market.”
7.
You have included a condition that will be triggered by the “the commencement or escalation of a war, armed hostilities or other similar national or international calamity” without any materiality qualifier on the gravity of such an event or its impact on the issuer or the United States. Therefore, if any event anywhere in the world “triggers” this condition while the Offer is pending, you must promptly amend the offer materials to advise shareholders whether you will waive the condition, or assert it and terminate the Offer. Please confirm your understanding in your response letter. Alternatively, please amend the condition to more narrowly tailor it.

In responses to the Staff’s comment, the Company has revised the referenced condition to state: “the commencement of any war, armed hostilities or other international calamity, including any act of terrorism, on or after the date of this Offer to Purchase, in or involving the United States, or the material escalation of any such armed hostilities which had commenced before the date of this Offer to Purchase, in each case which is reasonably likely to have a material adverse effect on the Company or on the Company’s ability to complete the Offer.”
8.	Please revise the penultimate condition on page 11 to disclose whether you are aware of any such approval, permit, etc.
In response to the Staff’s comment, the Company has revised the referenced condition to disclose that the Company is not aware that any of the conditions specified in Section 6 of the Offer to Purchase exist or are reasonably likely to exist on or after the Expiration Time of the Offering.

U.S. Securities and Exchange Commission
November 27, 2019

9.
The representation in the last paragraph that the issuer’s failure “at any time” to exercise any of the rights conferred by the conditions “will not be deemed a waiver of any right, and each such right will be deemed an ongoing right that may be asserted at any time and from time to time” suggests the issuer may become aware that an offer condition has been triggered or otherwise has become incapable of being satisfied, yet the Offer may proceed without making a disclosure. As stated elsewhere in the Offer to Purchase, however, the issuer must amend the Offer to disclose material changes. To the extent the issuer becomes aware of any condition being “triggered” that would enable it to terminate the Offer or otherwise cancel its obligation to accept tenders, and the issuer elects to proceed with the Offer anyway, we view that decision as being tantamount to a waiver of the condition. If a material condition is waived, a material change has occurred to the Offer within the meaning of Rule 13e-4(c)(3). Please revise the closing paragraph to correct this inconsistency with respect to the issuer’s stated understanding of its planned treatment of material changes.

In response to the Staff’s comment, the Company has revised the referenced paragraph to clarify in the event of a material change, the Company will advise shareholders of such condition in the form of an amendment to the tender offer and whether the Company elects to waive such a condition. If necessary, the Company will also advise shareholders whether it will extend the Expiration Time of the Offer.
Information About Diana Shipping Inc. - Directors and Senior Management, pages 12-15
10.
Please revise the table of names, ages and positions of directors and senior management to include “Deputy Chief Executive Officer” among Ms. Semiramis Paliou’s positions, consistent with her narrative biography.

In response to the Staff’s comment, the Company has revised the table of names, ages and positions of directors and senior management to include “Deputy Chief Executive Officer” among Ms. Semiramis Paliou’s positions so as to be consistent with her narrative biography.
11.
Please revise the narrative biographies of Messrs. Andreas Michalopoulos and Christos Glavanis to indicate how long they have served as directors of the issuer, consistent with the narrative biographies of the issuer’s other directors.

In response to the Staff’s comment, the Company has revised the narrative biographies of Messrs. Andreas Michalopoulos and Christos Glavanis to indicate how long each has served as director of the Company.
Information About Diana Shipping Inc. - Employees, page 16
12.	Please define the terms “DSS” and “DWM,” which are not defined anywhere in the Offer to Purchase.
In response to the Staff’s comment, the Company has defined the term “DSS” as Diana Shipping Services S.A. and the term “DWM” as Diana Wilhelmsen Management Limited.

U.S. Securities and Exchange Commission
November 27, 2019

Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares, page 17
13.
In footnote (1) to the beneficial ownership table, you note that Mr. Simeon Palios “may be deemed to beneficially own” certain shares of the issuer’s common stock. Please clarify whether Mr. Palios is disclaiming beneficial ownership of such shares, and if so, explain via footnote the basis for his position. If this language is simply intended to convey that Mr. Palios owns the listed shares based on the definition of beneficial ownership in Rule 13d-3(a), please revise to so state.

In response to the Staff’s comment, footnote (1) to the beneficial ownership table has been revised to state that Mr. Palios owns the listed shares based on the definition of beneficial ownership as defined in Rule 13d-3(a).
14.
Please revise footnote (1) to the beneficial ownership table to include references to Mr. Simeon Palios’ ownership of the Series C Preferred Stock and his aggregate voting power, taking into account his direct and indirect beneficial ownership of common stock and preferred stock, consistent with the approach in footnote (1) to the beneficial ownership table in the Form 20-F filed by the issuer on March 12, 2019.

In response to the Staff’s comment, footnote (1) to the beneficial ownership table has been revised to include references to Mr. Simeon Palios’ ownership of the Series C Preferred Stock and his aggregate voting power, taking into account his direct and indirect beneficial ownership of common stock and preferred stock.
15.
It appears that the issuer has repurchased almost 20% of its outstanding shares through issuer tender offers conducted since November 2018 (assuming full participation in this offer). Affiliates of the issuer own almost 30% of its outstanding shares of common stock. Please disclose the aggregate increase in their ownership resulting from these offers including assuming full participation in this Offer. See generally, Item 1008(a) of Regulation M-A.

The Company has amended the Offer to Purchase under the heading "The Tender Offer—10. Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares" to include the requested disclosure relating to the impact of the six tender offers (assuming the current offer is fully subscribed) on the shareholdings of the named executive officers and other insiders.
16.
Please revise the paragraph under the header titled “Recent Securities Transactions” to either (1) provide a reference to the specific section of the Form 20-F, filed by the issuer on March 12, 2019, that contains the relevant information being incorporated by reference or (2) replace the reference to the issuer’s Form 20-F with a narrative description of the relevant recent securities transactions or an internal cross-reference to the relevant information contained elsewhere in the Offer to Purchase. See Item 1008(b) of Regulation M-A.

The Company has amended the Offer to Purchase under the heading "The Tender Offer—10. Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares—Recent Securities Transactions" to replace the reference to the issuer’s Form 20-F with a narrative description of the relevant recent securities transactions and an internal cross-reference to certain relevant information contained elsewhere in the Offer to Purchase.

U.S. Securities and Exchange Commission
November 27, 2019

Exhibit (a)(1)(F) – Press Release
17.
The safe harbor provisions in the Private Securities Litigation Reform Act of 1995 are, by their terms, not available for statements made in connection with a tender offer. See Securities Act Section 27A(b)(2)(C) and Securities Exchange Act Section 21E(b)(2)(C). Please refrain from making further references to the Act or its safe harbor provisions in any future press releases or other communications relating to the Offer or future offers. For guidance, refer to Section I.M, Q & A No. 2, in the Manual of Publicly Available Telephone Interpretations, Third Supplement, July 2001.

The Company will refrain from making any references to the safe harbor provisions in the Private Securities Litigation Reform Act of 1995 in any future press release or other communications relating to the Offer or future offers.

If you have any questions or comments concerning this letter, please feel free to contact the undersigned at (212) 574-1265.

Very truly yours,

SEWARD & KISSEL, LLP

By:	/s/ Edward S. Horton
Edward S. Horton

cc:	Simeon Palios
Chief Executive Officer
Diana Shipping Inc.
Pendelis 16
175 64 Palaio Faliro
Athens, Greece